UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  MEDWAVE, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    585081102
                                 (CUSIP Number)

                             William D. Corneliuson
       777 East Wisconsin Avenue, Suite 3020, Milwaukee, Wisconsin  53202,
                                 (414) 291-7400
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 17, 1997
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          CUSIP No. 585081102


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              William D. Corneliuson - ###-##-####

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]
              N/A

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

              PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

              United States

                     7  SOLE VOTING POWER
      NUMBER OF
                             300,100
        SHARES
                     8  SHARED VOTING POWER
     BENEFICIALLY
                             0
       OWNED BY

                     9  SOLE DISPOSITIVE POWER
         EACH

                             300,100
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                             0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              300,100


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]

              N/A


    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              6.2%

    14   TYPE OF REPORTING PERSON*

              IN



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             This Amendment No. 1 relates to the Common Stock, no par value ("Common Stock") of Medwave, Inc. (the "Company"), 1410 Energy Park Drive, Suite 6, St. Paul, Minnesota 55108. This Amendment is filed by
   William D. Corneliuson, 777 East Wisconsin Avenue, Suite 3020, Milwaukee, Wisconsin 53202.

   Item 3.   Source and Amount of Funds or other consideration

             Item 3 of the original statement is hereby amended in its entirety to read as follows:

             William D. Corneliuson acquired 50,600 shares reported hereby with approximately $530,800 of his personal funds.

   Item 5.   Interest in Securities of the Issuer

             Item 5 of the original statement is hereby amended in its entirety to read as follows:

             (a) Number of Shares/Percentage of Class Beneficially Owned. William D. Corneliuson beneficially owns a total of 300,100 shares of the Company's Common Stock representing approximately 6.2% of the outstanding shares of Common Stock based on 4,822,738 shares of Common Stock outstanding as of November 30, 1997 as indicated by the Company's Form 10-Q for the quarter ended October 31, 1997.

             (b) Nature of Ownership. Mr. Corneliuson has sole power to vote and direct the disposition of all of the reported shares.

             (c) Recent Transactions. William D. Corneliuson purchased 48,600 shares of Common Stock at $10.50 per share on December 17, 1997 and 2,000 shares of Common Stock at $10.25 per share on October 22, 1997 through the Nasdaq small cap market.

             (d)  Rights to Dividends or Proceeds.  None.

             (e)  Not applicable.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        December 24, 1997             /s/ William D. Corneliuson
                Date                  Signature



                                      William D. Corneliuson
                                      Name/Title